Prudential Investment Portfolios 4

Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102-4077

June 30, 2010

Mr. Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:           Prudential Investment Portfolios 4
                    File Nos. 33-10649 and 811-4930
                 Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on June 28, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933. As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

     As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, your comments are presented in summary form below and each comment is followed by our response organized by the date the comment was given.

PROSPECTUS:

Comment: Please respond to the staff’s comments in writing, edgarize the writing, provide a Tandy affirmation in the writing and file the writing on Edgar separately from the registration statement.

Response: The Fund will respond to the staff’s comments in writing, edgarize the writing, provide a Tandy affirmation in the writing and file the writing on Edgar separately from the registration statement.

Comment: Please provide support for the inclusion of the information relating to the Prudential logos under Form N-1a or delete such disclosure.

Response: The disclosure relating to the Prudential logo appears on the bottom of the front cover to the prospectus in response to Item 1. The instructions to Item 1 allow the Fund to include any information on the front cover that is permitted under General Instruction C.3(b) of Form N-1a. That instruction prohibits the Fund from providing additional information in response to Items 2 to 8. The Fund respectfully submits that since the Prudential logo disclosure is in response to Item 1, the disclosure is not prohibited by Form N-1a.

Comment: Please include disclosure in the prospectus regarding the current recession.

Response: The Fund notes that the risk factor entitled “Recent Market Events” in the Prospectus Summary section entitled “Investments, Risks and Performance—Principal Risks of Investing in the Fund” discusses the recession.

Comment: (a) Pursuant to Form N-1a, the Fund may delete any line item to the fee table that has no expense. (b) Please include any investments in underlying funds that is required by Form N-1a as a separate line item. (c) In the future, the staff would like to see the completed fee table. (d) Can the Fund or the distributor recapture the waiver that is disclosed in the fee table. (e) The footnote to the fee table must be responsive to instruction 3e to Item 3.

Response: (a) The Fund notes that it is aware that it does not need to include such expenses but prefers to include such disclosure because the Fund believes it is useful for shareholders. (b) The Fund currently is not required pursuant to Form N-1a to disclose any fees associated with any investments in other funds as a separate line item in the fee table. (c) The Fund notes the staff’s request. (d) Currently, the Fund and the distributor cannot recapture any of the waived fees. (e) Upon review, we believe that the footnote does comply with the requirements of Instruction 3(e) which requires that the footnote disclose the period for which the waiver will continue, the expected termination date, and to “briefly describe who can terminate the arrangement and under what circumstances.” The footnote states that: “[t]he decision on whether to renew, modify or terminate the waiver is subject to review by the distributor and the Fund’s Board of Trustees.” This statement accurately describes both who will decide on the continuation of the waiver, and also describes the “circumstances” under which the waiver may be terminated.

Comment: In the Summary Section, the discussion of the Fund’s principal investment strategies should include a discussion of the circumstances under which the Fund’s portfolio managers would decide to sell portfolio securities.

Response: The Fund submits that the second to last paragraph of this section contains disclosure about considerations for buying and selling securities. Thus, no additional disclosure is necessary.

Comment: In the “Summary Section”, please provide support for the inclusion of the two footnotes after the performance tables.

Response: The Fund submits that the footnotes are both permissible under Item 4 to Form N-1a. Instruction 1(a) requires that if the Fund charges a sales load, to state that it is not reflected in the bar chart and that if it was reflected that the returns would have been lower. The first footnote also discloses that the Fund is changing the share class that it is showing returns for in the bar chart. Instruction 3(a)(iii) states that if the fund provides annual total returns in the bar chart for a class that is different, to explain the reason for the selection of a different class in a footnote to the bar chart. Thus, the first footnote is permitted under Form N-1a.

In the second footnote the Fund is disclosing its year-to-date return information as of the end of its most recent quarter end since its fiscal year end is not the end of the calendar year. Item 4.(2)(ii) requires such disclosure in a footnote. Thus, the second footnote is also permitted under Form N-1a.

Comment: In the prospectus under the section entitled “Other Investment Strategies,” (a) if the inverse floaters that the Fund invests in are pooled investments, please include disclosure regarding the duplication of fees, (b) please provide additional disclosure regarding municipal asset backed securities and (c) please explain what the source of payment is for the credit linked securities.

Response: (a) The Fund does not invest in inverse floaters that are pooled investments with duplicative fees. Thus, no additional disclosure was necessary. (b) The disclosure has been revised. (c) The source of payments for the credit linked securities is the interest on the note.

Comment: In the risk table describing credit linked securities in the Prospectus, please explain who the privately negotiated parties are to the transaction.

Response: The disclosure has been revised as requested.

 Comment: In the risk table describing municipal asset backed securities please include disclosure regarding the failure rate that will wipe out the bottom tranche.

Response: The Fund generally does not invest in the bottom tranche of municipal asset backed securities. The Fund has revised its disclosure to state that it generally does not investment in the bottom tranche of such transactions.

STATEMENT OF ADDITIONAL INFORMATION (SAI):

Comment: In Part I of the SAI, in the section entitled “Investment Risks and Considerations,” does the Fund create inverse floaters?

Response: The Fund does not create the inverse floaters that it may invest in.

Comment: In Part I of the SAI in the section entitled “Investment Restrictions”, the first and second sentence of the second non-fundamental restriction seem to be inconsistent. Please clarify.

Response: The SAI has been revised.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in the Amendment in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-5032).

                                   Very truly yours,

                                    /s/ Claudia DiGiacomo
                                    Claudia DiGiacomo